

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2017

Via E-mail
Xiangyang Guo
Chief Executive Officer
Jinxuan Coking Coal Limited
South Zhonghuan Street 529, C-12, rooms 1204 and 1205
Taiyuan, Shanxi, PRC

> **Re:** **Jinxuan Coking Coal Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2017**
> **CIK No. 0001715194**

Dear Mr. Guo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary
Implications of Being an Emerging Growth Company, page 9

2.   Given that you are not filing on a domestic form, please tell us how you determined that you qualify to use the scaled disclosures available to smaller reporting companies. If you

determine that you do not qualify, please revise your disclosures accordingly. Refer to General Instruction B.(f) to Form 20-F.

Risk Factors, page 14

3.   You disclose on page 20 that you may not be able to distribute your assets upon liquidation and dividend payment will be subject to restrictions under Chinese foreign exchange rule. Please also include risk factor disclosures related to restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, and discuss how this may constrain your liquidity and impede your ability to use cash in your operations, if true. Please also revise your liquidity section on page 36 to discuss these areas and provide the disclosures discussed in Rule 4-08(e) of Regulation S-X.

4.   Please provide a risk disclosure that U.S. regulators' ability to conduct investigations and inspections within China is limited.

Capitalization, page 29

5.   In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of offered shares in the capitalization. Please revise to remove the as adjusted column, or advise.

Dilution, page 30

6.   Please provide dilution information for varying levels of proceeds raised in the offering (e.g., 10%, 25%, 50%, 75% and 100%) in tabular format.

Results of Operations

Cost of Revenue, page 34

7.   Please disclose here and in your financial statement footnotes the statement of operations line item that includes inbound freight charges and purchasing and receiving costs. If these amounts are not included in cost of revenue, please tell us the amounts for each period presented and your basis in GAAP for excluding them. Refer to ASC 330-10-30-1.

Gross profit and gross margin, page 35

8.   We note from page 34 the gross margins appear to be different between your product sales to third parties and to a related party. Please revise to clarify and discuss the underlying reasons for the difference.

Liquidity and Capital Resources, page 36

9.   You disclose on page eight that you plan to acquire suppliers of coking coal raw materials and expand your customer base in Shanxi Province between the years of 2017 and 2018. Please describe your material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated sources of funds needed to fill those commitments. Refer to Item 5.B.3 of Form 20-F. Alternatively, if true, state that you do not have material commitments for capital expenditures.

Business, page 56

Facilities, Properties, page 65

10.   Please describe the material terms of the lease agreement for your blending and manufacturing facility, including applicable termination provisions.

Executive Compensation, page 74

11.   Please provide the disclosure required by Item 6.B of Form 20-F as required by Form F-1 regarding compensation paid by the operating company prior to incorporation of the Cayman Islands company or advise.   Please refer to the Division's Compliance and Disclosure Interpretation 217.12 on www.sec.gov.

Agreements with Named Executive Officers, page 74

12.   Please describe the material terms of the referenced employment agreements.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Shipping and handling costs, page F-10

13.   Please disclose for each period presented the amount of shipping and handling expenses included in selling and marketing expenses. Refer to ASC 605-45-50-2.

Exhibits

14.   Please file the final executed versions of your exhibits. Exhibits 3.1 and 3.2 appear to be undated.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Arila Zhou, Esq.
       Hunter Taubman Fischer & Li LLC